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L O R D A B B E T T

ADMINISTRATIVE SERVICES AGREEMENT

Ladies and Gentlemen:

This will confirm the terms of our agreement (the "Administrative Services Agreement") dated as of May 1, 2016, by and between Lord Abbett Series Fund, Inc. (the "Fund"), on its behalf and on behalf of each separate investment series thereof, whether existing as of the date above or established subsequent thereto, and Principal National Life Insurance Company (the "Insurance Company") with respect to the Insurance Company's provision of certain administrative services with respect to the shares of the Fund (the "Shares").

1.	Compensation and Services to be Performed.

(a)
The Fund will pay the Insurance Company a fee (the "Administrative Services Payment") for the administrative services it performs for the Fund in connection with the purchase of Shares by certain separate accounts of the Insurance Company ("Separate Accounts") for certain variable life insurance policies or variable annuity contracts (collectively, "Variable Contracts") issued by the Insurance Company. The Administrative Services Payment will be calculated daily and paid monthly at the annual rate of 0.10% (10 basis points) of the average daily net asset value of the respective Shares held by the Separate Accounts. For purposes of calculating the fee payable to the Insurance Company, the average daily net asset value of the Shares will be calculated in accordance with the procedure set forth in the Fund's current prospectus and Statement of Additional Information.

(b)
The administrative services to be furnished by the Insurance Company relate to tasks incidental to the relationship between the Separate Accounts and the Fund and tasks related to the placing of purchase and redemption orders on behalf of the Variable Contract owners ("Contract Owners"), including but not limited to those services listed on Schedule A attached hereto. In addition, the Insurance Company may provide such other similar services as the Fund may reasonably request from time to time to the extent the Insurance Company is permitted to do so under federal and state statutes, rules and regulations.

(c)
In connection with this Administrative Services Agreement, the Insurance Company shall be deemed to be an independent contractor, and shall have no authority to act as agent for the Fund in any matter. Neither the Insurance Company nor any of its directors, officers, partners, employees or agents are authorized to make or furnish any representations concerning the Fund or the Shares, except for those representations set forth in the Fund's current Prospectus and Statement of Additional Information, or as set forth in such supplemental literature as may be authorized by the Fund in writing.

(d)
The parties hereto agree that the Administrative Services Payment to Insurance Company under this Section 1 is for administrative services only and does not constitute payment in any manner for distribution services.

(e)
Except as otherwise expressly provided in this Administrative Services Agreement, each party agrees to bear all expenses incident to performance by the party under this Administrative Services Agreement. Insurance Company and Fund agree that notwithstanding the existence of any other agreement(s) between the parties and/or its affiliates as of the date of this Administrative Services Agreement, or anything in such agreements to the contrary, the Insurance Company and/or its affiliates shall receive no compensation or other payments (including payment of cost/expenses) with respect to the Shares purchased by or on behalf of the Separate Accounts and/or with respect to the Variable Contracts, except as set forth in the following agreements: (i) this Administrative Services Agreement; (ii) the Service Agreement between the Insurance Company and Fund dated May 1, 2016; and the Support Payment Agreement between the Insurance Company and Lord, Abbett & Co. LLC dated May 1, 2016.

(f)
The Insurance Company may hire or make arrangements for subcontractors, agents or affiliates to perform the services set forth in this Agreement. Insurance Company shall provide the Fund with written notice of the names of any subcontractors, agents or affiliates Insurance Company hires or arranges to perform such services, and any specific operational requirements that arise as a result of such arrangement. Insurance Company agrees that it is and will be responsible for the acts and omissions of its subcontractors, affiliates, and agents and that the indemnification provided by Insurance Company in Section 6 of this Agreement shall be deemed to cover the acts and omissions of such subcontractors, affiliates, and agents to the same extent as if they were the acts or omissions of Insurance Company.

2.	Term of the Agreement.

The Administrative Services Agreement will have an initial term of one year and shall renew automatically for successive one year terms unless terminated at any time, without penalty, by the Fund or by the Insurance Company upon no less than ninety (90) days advance written notice to the other party.

3.	Amendment and Assignment.

The Administrative Services Agreement may be amended from time to time by written agreement of the Insurance Company and the Fund. The Administrative Services Agreement is non-assignable.

4.	Representations of the Insurance Company.

(a)
The Insurance Company represents to the Fund that any compensation payable to the Insurance Company in connection with the investment of its Separate Accounts' assets in the Fund, including the compensation payable hereunder and any additional fees the Insurance Company may directly assess in connection with a Variable Contract investment, (i) will be disclosed by the Insurance Company to the Contract Owners in the prospectuses for the Separate Accounts to the extent required by applicable laws and regulations, and (ii) will not result in an excessive fee to the Insurance Company under any provision of law, including, without limitation, FINRA Conduct Rules.

(b)
The Insurance Company represents and warrants that the Administrative Services Payment paid to Insurance Company pursuant to Section 1 is solely in exchange for the administrative services outlined in Section 1 and will not be used or accepted in whole or in part for distribution services.

5.	Written Reports.

The Insurance Company will provide the Fund with such information as the Fund may reasonably request and will cooperate with and assist the Fund in the preparation of reports, if any, to be furnished to its Board of Directors concerning the Service Agreement and any fees or compensation paid or payable pursuant hereto, in addition to any other reports or filings that may be required by law.

6.	Indemnification.

(a)
Insurance Company agrees to release, indemnify and hold harmless the Fund from and against any and all liabilities or losses directly resulting from any action or inaction by the Insurance Company, its directors, officers, partners, employees, agents or affiliates regarding the Insurance Company's responsibilities under this Agreement.

(b)
Fund agrees to release, indemnify and hold harmless the Insurance Company from and against any and all liabilities or losses directly resulting from any action or inaction by the Fund, its directors, officers, partners, employees or agents or affiliates regarding the Fund's responsibilities under this Agreement.

(c)	The parties agree that the indemnification provisions of this Agreement shall not limit or restrict a party's rights to seek indemnification under a separate agreement between the parties.

7.	Governing Law.

The Administrative Services Agreement shall be construed in accordance with the laws of the State of New York.

In the terms and conditions set forth above are in accordance with your understanding, kindly indicate your acceptance of the Administrative Services Agreement by signing it in the place provided below and returning an executed copy of the Administrative Services Agreement to the Fund.

Lord Abbett Series Fund, Inc.

By: /s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Vice President and Secretary

Accepted and Agreed:

Principal National Life Insurance Company

By: /s/ Todd A. Jones
Todd A. Jones
Asst. Director - Product Management

Schedule A

ADMINISTRATIVE SERVICES

Administrative Services provided may include, but are not limited to, some or all of the following:

Maintenance of books and records

*	Maintain an inventory of Shares purchased to assist in recording issuance of Shares.

*	Recording the issuance and transfer (via net purchase orders) of shares

*	Perform miscellaneous accounting services to assist in recording transfers of Shares (via net purchase orders).

*	Reconciliation and balancing of the separate account at the Fund level in the general ledger and reconciliation of cash accounts at general account.

Purchase orders

*	Determination of net amount of cash flow into the Fund.

*	Reconciliation and deposit of receipts at Fund (wire order) and confirmation thereof.

*	Wiring of the monies to the Fund.

Redemption orders

*	Determination of net amount required for redemptions by Fund.

*	Notification to Fund of cash required to meet payments.

Fund Communications

*	Acting as proxy agent with regard to Contract Owners in connection with the holding of annual, if any, and special meetings of Shareholders.

*	Receiving and tabulating votes cast by Contract Owners by proxy and voting Separate Account shares in proportion to Contract Owner votes as required under the Act.

*	Confirmations of transactions relating to Fund shares as required by applicable law.